UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayer’s ID (CNPJ/MF) 02.808.708/0001-07
Corporate Registry ID (NIRE) 35.300.157.770
Publicly-held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS
CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on April 28, 2008, at 2 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings to be jointly held, to resolve on the following AGENDA:

(a)	At the ORDINARY GENERAL MEETING:

(i) to take the management accounts, examine, discuss and vote the financial statements related to the fiscal year of 2007;

(ii) to resolve on the allocation of the net income for the year, as well as to ratify the distribution of interest on own capital and dividends approved by the Board of Directors in meetings held on March 16, 2007, June 18, 2007, September 18, 2007 and November 29, 2007;

(iii) to ratify the amounts paid by means of the global compensation attributed to the Company’s administrators for the year 2007 and set forth the global compensation of the administrators for the year of 2008; and

(iv) to determine the number of members of the Board of Directors, to elect its new members and respective deputies;

(v) to elect new members of the Fiscal Council of the Company and respective deputies, as well as to set forth their global compensation for the year of 2008.

(b)	At the EXTRAORDINARY GENERAL MEETING:

(i) to approve an increase on the corporate capital, on the amount of R$307,235,839.32, corresponding to the partial capitalization of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2007, pursuant to article 7 of CVM’s Normative Ruling No. 319/99, by means of the issuance of 1,813,659 common and 851,980 preferred shares at the issuance price of R$123.30 and R$111.48, respectively, being secured to the Company’s shareholders the preemptive right in the subscription of up to 644,906 common shares and up to 1,081,749 preferred shares, in the proportion of 0.715369046% % of the correspondent corporate participation held by the date of this General Meeting, for each type, for the same amount indicated above, for payment in cash at the time of the subscription, pursuant to the management proposal;

(ii) to approve an increase on the corporate capital, on the amount of R$131,672,545.74, corresponding to the capitalization of 30% of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2007, without the issuance of new shares;

(iii) by virtue of the resolutions of items (i) and (ii) above, to amend article 5 of the Company’s bylaws and approve its consolidation;

(iv) to approve the cancellation of common and preferred shares of the Company held in treasury, without decreasing its capital stock; and

(v) to approve the change of official newspaper for publication of notices to shareholders.

General information:

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The Company informs its shareholders that, on February 28, 2008, the following documents were published in the newspapers “Diário Oficial do Estado de São Paulo”, “Gazeta Mercantil” and “Valor Econômico”: (i) the management annual report; (ii) the financial statements related to the fiscal year of 2007; (iii) the independent auditors’ report; and (iv) the Fiscal Council’s opinion.

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The proxies containing special powers for representation in the general meetings referred to by this Call Notice shall be deposited at the Company’s headquarters, at the Legal Department, at least 3 (three) business days prior to the date scheduled for the meetings.

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Shareholders taking part in the Bovespa (São Paulo Stock Exchange) Registered Stocks Fungible Custody willing to attend these meetings shall submit a statement containing their respective stock interests, issued by qualified entity, within 48 hours prior to the meetings.

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In accordance with article 3 of CVM’s Normative Ruling No. 165/1991, the Company hereby informs its shareholders that, in order to require the right for multiple vote, it will be necessary to hold at least 5% of the voting capital.

São Paulo, April 3, 2008.

Victório Carlos De Marchi
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations